Exhibit 2

WESTPAC BANKING CORPORATION
ABN 33 007 457 141

INTERIM FINANCIAL REPORT

31 MARCH 2005

Directors’ Report

The Directors of Westpac Banking Corporation (“Westpac”) present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as “the Group”) for the half-year ended 31 March 2005.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half-year and the period for which each has served as a Director are set out below:

Leon Davis	Chairman since December 2000
Director since November 1999

David Morgan	Managing Director and Chief Executive Officer since March 1999
Executive Director since November 1997

Gordon Cairns	Director since July 2004

David Crawford	Director since May 2002

The Hon. Sir Llewellyn Edwards	Retired 16 December 2004
Appointed as a Director November 1988

Edward Evans	Director since November 2001

Carolyn Hewson	Director since February 2003

Helen Lynch	Director since November 1997

Peter Wilson	Director since October 2003

Review and results of the Group’s operations during the half-year

The net profit of the Group for the half-year ended 31 March 2005, after tax and outside equity interests, was $1,325 million compared with $1,225 million for the half-year ended 31 March 2004, an increase of 8%.

Net operating income increased 8% to $4,204 million and net interest income increased 9% to $2,545 million compared to the half-year ended 31 March 2004. The 9% increase in net interest income was assisted by 13% growth in average interest earning assets since 31 March 2004. Operating expenses increased 6% to $2,034 million and basic earnings per share grew 10% to 68.2 cents compared to the half-year ended 31 March 2004.

An interim dividend for the half-year ended 31 March 2005 of 49 cents per ordinary share, estimated to be $906 million has been determined and will be paid on 1 July 2005. The dividend will be fully franked. The current interim dividend is an increase of 17% over the 2004 interim dividend which was also fully franked.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page and forms part of this report.

Rounding of amounts

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

Signed in accordance with a resolution of the Board of Directors.

L.A. Davis	D.R. Morgan
Chairman	Managing Director and Chief Executive Officer

Sydney
5 May 2005

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors’ Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half-year ended 31 March 2005, I declare that to the best of my knowledge and belief, there have been:

a)  no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)  no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

D.H. Armstrong	Sydney
Partner	5 May 2005
PricewaterhouseCoopers

Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW)

Consolidated statement of financial performance

For the half-year ended 31 March 2005

		Half-year ended
	Note	31 March 2005	30 September 2004	31 March 2004
		$m	$m	$m
Interest income		7,358	6,746	6,193
Interest expense		(4,813)	(4,330)	(3,854)
Net interest income		2,545	2,416	2,339
Non-interest income	3	1,659	1,716	1,539
Net operating income		4,204	4,132	3,878
Operating expenses	4	(2,034)	(2,015)	(1,925)
Amortisation of goodwill		(83)	(80)	(84)
Bad and doubtful debts		(203)	(207)	(207)
Profit from ordinary activities before income tax expense		1,884	1,830	1,662
Income tax expense		(541)	(482)	(431)
Net profit		1,343	1,348	1,231
Net profit attributable to outside equity interests:
Managed investment schemes		(14)	(29)	(1)
Other		(4)	(5)	(5)
Net profit attributable to equity holders of Westpac Banking Corporation		1,325	1,314	1,225
Foreign currency translation reserve adjustment		(96)	142	(153)
Total revenues, expenses and valuation adjustments attributable to equity holders of Westpac Banking Corporation recognised directly in equity		(96)	142	(153)
Total changes in equity other than those resulting from transactions with owners as owners		1,229	1,456	1,072
Earnings (in cents) per ordinary share after deducting distributions on other equity instruments
Basic	6	68.2	67.1	62.1
Diluted	6	67.6	66.1	62.0

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Consolidated statement of financial position

As at 31 March 2005

		As at
	Note	31 March 2005	30 September 2004	31 March 2004
		$m	$m	$m
Assets
Cash and balances with central banks		2,039	1,800	2,015
Due from other financial institutions		10,095	9,538	9,281
Trading securities		10,323	9,698	8,165
Investment securities		2,898	3,714	3,101
Loans		188,969	182,471	170,532
Acceptances		5,127	5,534	4,395
Life insurance assets		12,711	12,957	12,316
Regulatory deposits with central banks overseas		562	523	536
Goodwill		2,302	2,394	2,483
Fixed assets		801	1,445	820
Deferred tax assets		1,027	838	873
Other assets		16,817	14,167	19,954
Total assets		253,671	245,079	234,471
Liabilities
Due to other financial institutions		8,137	7,071	4,479
Deposits		145,814	146,533	135,949
Debt issues		42,096	36,188	35,964
Acceptances		5,127	5,534	4,395
Current tax liabilities		79	1	104
Deferred tax liabilities		291	110	85
Life insurance policy liabilities		11,252	10,782	10,336
Provisions		396	427	420
Other liabilities		19,464	17,685	22,479
Total liabilities excluding loan capital		232,656	224,331	214,211
Loan capital
Subordinated bonds, notes and debentures		4,257	3,885	3,914
Subordinated perpetual notes		505	546	514
Total loan capital		4,762	4,431	4,428
Total liabilities		237,418	228,762	218,639
Net assets		16,253	16,317	15,832
Equity
Parent entity interest:
Ordinary shares		4,523	4,234	4,168
Reserves		(178)	(83)	(226)
Retained profits		8,261	7,812	7,755
Total parent entity interest		12,606	11,963	11,697
Other equity interests:
New Zealand Class shares		451	453	471
Trust originated preferred securities (TOPrSSM)		—	—	465
Fixed interest resettable trust securities (FIRsTS)		655	655	655
Trust preferred securities 2003 (TPS 2003)		1,132	1,132	1,132
Trust preferred securities 2004 (TPS 2004)		685	685	—
Total other equity interests		2,923	2,925	2,723
Total equity attributable to equity holders of Westpac Banking Corporation		15,529	14,888	14,420
Outside equity interests:
Managed investment schemes		706	1,408	1,355
Other		18	21	57
Total equity		16,253	16,317	15,832
Contingent liabilities, contingent assets and commitments	8

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

For the half-year ended 31 March 2005

		Half-year ended
	Note	31 March 2005	30 September 2004	31 March 2004
		$m	$m	$m
Contributed equity
Ordinary shares
Balance at beginning of period		4,234	4,168	3,972
Shares issued:
Under the dividend reinvestment plan		199	156	153
Under employee share purchase and option schemes		90	67	43
Shares bought back		—	(157)	—
Balance at period end		4,523	4,234	4,168
New Zealand Class shares
Balance at beginning of period		453	471	471
Shares bought back	7	(2)	(18)
Balance at period end		451	453	471
Trust Originated Preferred Securities (TOPrS)
Balance at beginning of period		—	465	465
Redeemed during the period		—	(465)	—
Balance at period end		—	—	465
Fixed Interest Resettable Trust Securities (FIRsTS)		655	655	655
Trust Preferred Securities 2003 (TPS 2003)		1,132	1,132	1,132
Trust Preferred Securities 2004 (TPS 2004)
Balance at beginning of period		685	—	—
Securities issued during the period		—	693	—
Issue costs		—	(8)	—
Balance at period end		685	685	—
Reserves
Foreign currency translation reserve
Balance at beginning of period		(83)	(226)	(73)
Transfer to retained profits		1	1	—
Foreign currency translation reserve adjustment		(96)	142	(153)
Balance at period end		(178)	(83)	(226)
Total reserves		(178)	(83)	(226)
Retained profits
Balance at beginning of period		7,812	7,755	7,343
Amounts transferred from reserves		(1)	(1)	—
Net profit attributable to equity holders of Westpac Banking Corporation		1,325	1,314	1,225
Ordinary dividends		(807)	(781)	(737)
Distributions on other equity instruments		(68)	(78)	(76)
Deemed dividend - shares bought back		—	(404)	—
Realised gain on redemption of TOPrS		—	7	—
Balance at period end		8,261	7,812	7,755
Total equity attributable to equity holders of Westpac Banking Corporation at period end		15,529	14,888	14,420

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

For the half-year ended 31 March 2005

		Half-year ended
	Note	31 March 2005	30 September 2004	31 March 2004
		$m	$m	$m
Cash flows from operating activities
Interest received		7,255	6,722	6,113
Interest paid		(4,693)	(4,244)	(3,685)
Dividends received excluding life business		21	20	14
Other non-interest income received		3,205	2,919	1,729
Operating expenses paid		(2,039)	(1,495)	(2,098)
Net (increase)/decrease in trading securities		(695)	(780)	645
Income tax paid excluding life business		(353)	(573)	(533)
Life business:
receipts from policyholders and customers		1,451	1,604	1,291
interest and other items of similar nature		27	37	58
dividends received		156	186	134
payments to policyholders and suppliers		(1,357)	(1,594)	(796)
income tax paid		(23)	(61)	(119)
Net cash provided by operating activities	10	2,955	2,741	2,753

Cash flows from investing activities
Proceeds from sale of investment securities		62	62	11
Proceeds from matured investment securities		542	225	414
Purchase of investment securities		(185)	(541)	(114)
Proceeds from securitised loans		2,000	105	136
Net (increase)/decrease in:
due from other financial institutions		586	(339)	(3,147)
loans		(7,890)	(13,863)	(10,642)
life insurance assets		60	(6)	(55)
regulatory deposits with central banks overseas		10	68	(142)
other assets		(541)	(601)	(1,393)
Purchase of fixed assets		(142)	(162)	(122)
Proceeds from disposal of fixed assets		12	66	24
Proceeds from disposal of other investments		20	(20)	42
Controlled entities and businesses acquired, net of cash acquired	10	—	(547)	—
Controlled entities and businesses disposed, net of cash held	10	520	98	67
Net cash used in investing activities		(4,946)	(15,455)	(14,921)

Cash flows from financing activities
Issue of loan capital		818	—	500
Redemption of loan capital		(255)	(185)	(300)
Proceeds from issue of ordinary shares	7	90	67	43
Buyback of ordinary shares		—	(559)	—
Buyback of NZ Class shares	7	(1)	(18)	—
Redemption of TOPrS		—	(446)	—
Proceeds from issue of TPS 2004 (net of issue costs of $8 million)		—	685	—
Net increase/(decrease) in:
due to other financial institutions		638	2,426	756
deposits		(2,125)	12,182	6,269
provisions and other liabilities		111	303	(633)
debt issues		3,627	(1,241)	6,419
Payment of distributions and dividends		(676)	(702)	(660)
Payment of dividends to outside equity interests		(5)	(3)	(3)
Net cash provided by financing activities		2,222	12,509	12,391
Net increase/(decrease) in cash and cash equivalents		231	(205)	223
Effect of exchange rate changes on cash and cash equivalents		8	(10)	6
Cash and cash equivalents at the beginning of financial period		1,800	2,015	1,786
Cash and cash equivalents at end of the financial period		2,039	1,800	2,015

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

For the half-year ended 31 March 2005

Note 1. Basis of preparation of interim financial report

This general purpose interim financial report for the half-year ended 31 March 2005 has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 September 2004 and any relevant public announcements made by Westpac Banking Corporation during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted in this interim financial report are consistent with those of the previous financial year and corresponding interim reporting period.

Comparative information is restated where appropriate to enhance comparability.

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

United States information for interim financial reports

This interim financial report includes additional information and representations required to be included in interim financial reports to comply with US reporting requirements.

The following additional information is included in this interim financial report and has been prepared on a consistent basis with information included in the previous annual financial report unless otherwise stated:

•                  consolidated statement of changes in equity;

•                  basis for the calculation of earnings per ordinary share (note 6); and

•                  reconciliation with US Generally Accepted Accounting Principles (US GAAP) (note 12).

In the opinion of management, all normal recurring adjustments necessary for a fair statement of the interim period results have been made in this unaudited interim financial report.

The impacts of adopting Australian equivalents to International Financial Reporting Standards (A-IFRS)

In July 2002, the Financial Reporting Council announced its formal support for Australia to adopt standards based on IFRS for financial years beginning on or after 1 January 2005. As a result the accounting standards that apply to Australian reporting companies under the Corporations Act 2001 will be based on IFRS issued by the International Accounting Standards Board for accounting periods beginning on or after 1 January 2005. We expect to adopt A-IFRS from 1 October 2005 and certain comparatives will be required to be restated on initial adoption.

The Board has established a formal project, monitored by a steering committee to achieve transition to A-IFRS reporting. The implementation project consists of three phases.

1.         Assessment and planning

In the assessment and planning phase a high level overview of the impacts of conversion to A-IFRS reporting on existing accounting and reporting policies, procedures, systems and processes, business structures and staff was developed. This phase included:

•                  high level identification of the key differences in accounting policies and disclosures expected to arise from adopting A-IFRS;

•                  assessment of new information requirements affecting management information systems, and the impact on the business and key processes;

•                  evaluation of the implications for staff, for example training requirements; and

•                  preparation of a conversion plan for expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training.

The assessment and planning phase is considered to be complete except for dealing with individual issues, which arise where interpretation of the new A-IFRS standards is still unclear.

2. Design phase

In the design phase the changes required to existing accounting policies, procedures, systems and processes in order to transition to A-IFRS are formulated. The design phase incorporates:

•                  formulating revised accounting policies and procedures for compliance with A-IFRS;

•                  identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of A-IFRS;

•                  developing A-IFRS disclosures;

•                  designing accounting and business processes to support A-IFRS reporting obligations;

•                  identifying and planning required changes to financial reporting and business source systems; and

•                  developing training programs for staff.

The design phase is substantially complete with work being finalised in each of these areas. The design phase will be completed during the current financial year.

3. Implementation phase

The implementation phase includes implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable Westpac to generate the disclosures required as part of the transition to A-IFRS. The implementation phase is well under way and is expected to be completed prior to 30 September 2005. The following changes are expected to have the most significant impact on the Group:

Application of A-IFRS

For the purpose of producing comparative figures the Group’s transition date is expected to be 1 October 2004. However, the Group’s opening balance sheet and the comparative figures produced for the year ending 30 September 2005 will exclude the impact of certain standards, which the Group expects only to apply prospectively from 1 October 2005. The standards that will impact the Group’s results only after 30 September 2005 are: AASB 132: Financial Instruments: Presentation and Disclosure, AASB 139: Financial Instruments: Recognition and Measurement, AASB 4: Insurance Contracts, AASB 1023: General Insurance Contracts issued July 2004 and AASB 1038: Life Insurance Contracts issued July 2004.

Debt v equity classification

New liabilities recognised.

Higher interest expense.

The Group has issued a number of hybrid tier one instruments, which are currently classified as equity attributable to equity holders of Westpac Banking Corporation. On adoption of A-IFRS these instruments, with a carrying value of $2,923 million, will be presented in comparatives as outside equity interests. As the Group expects to apply AASB 132: Financial Instruments: Disclosure and Presentation prospectively from 1 October 2005, after this date the FIRsTS and 2004 TPS instruments, with a combined carrying value of $1,340 million, are expected to be reclassified as debt and distributions on them of approximately $80 million treated as interest expense.

Fee revenue

Initial impact on retained profits.

Increased deferral of fee income.

On initial adoption of A-IFRS certain fees that were previously recognised immediately in the statement of financial performance will be deferred on the statement of financial position to be recognised in the statement of financial performance over the period of service or at the conclusion of the arrangement. The annual impact on net profit from this change is not expected to be material. However, on transition the impact on the statement of financial position is expected to be an increase in liabilities and a reduction in net assets of approximately $40 million.

Additionally, from 1 October 2005 certain other fees received and expenses incurred will be required to be deferred on the statement of financial position and be subsequently recognised as a yield adjustment to interest income or interest expense. Although the annual impact on net profit and the initial transition adjustment is not expected to be material, the classification of income will change.

Goodwill

Initial impact on retained profits.

Lower expenses.

Volatility in results in the event of an impairment.

From initial adoption goodwill acquired in business combinations will no longer require amortisation, but will be subject to impairment testing at least annually. If any impairments occur, they will be recognised immediately in the statement of financial performance. The goodwill amortised in the year ended 30 September 2005 will be reversed against opening retained profits on transition to A-IFRS. The Group’s current level of goodwill amortisation per year is approximately $160 million.

Hedging

Initial impact on retained profits.

Volatility in future earnings.

New assets/liabilities recognised.

From 1 October 2005 all derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Group’s statement of financial position. A-IFRS allows fair value hedge accounting, cash flow hedge accounting and accounting for hedges of net investments in foreign operations. Hedge accounting can only be applied when documentation requirements and effectiveness tests are met.

Ineffectiveness could prevent the use of hedge accounting and/or result in significant volatility in the statement of financial performance.

The hedging rules will impact the way the Group accounts for hedges of its net interest margin, assets and liabilities. Trading activities, where all derivatives are currently carried at fair value, will not be significantly impacted.

Loan provisioning

Initial impact on retained profits.

Volatility in future earnings.

Lower credit loss provisions.

From 1 October 2005 under A-IFRS the Group will be required to apply an incurred loss approach for loan provisioning and follow specific rules on the measurement of incurred losses. Specific provisions will be raised for losses that have already been incurred on loans that are known to be impaired. However, the estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the statement of financial performance. Loans not found to be individually impaired will be collectively assessed for impairment in pools of similar assets with similar risk characteristics. The size of the provision will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data.

It is anticipated that the proposed changes will result in a reduction in the level of provisioning which the Group holds against its credit exposures. The extent of this reduction has not yet been determined. The proposed changes will result in increased volatility in the statement of financial performance.

Post employment benefits

Initial impact on retained profits.

Since 1 October 2001 the Group has applied the principles of IAS 19: Employee Benefits in accounting for its principal defined benefit employee superannuation schemes. On initial application of the principles of IAS 19 the Group recognised the full actuarial surpluses in the schemes. Subsequent actuarial gains or losses which resulted from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan’s obligations or the market value of the defined benefit plan assets, have been spread on a straight line basis over the expected remaining working lives of members of the schemes (the corridor approach). On initial adoption of AASB 119: Employee Benefits, the Group expects to make an adjustment of $169 million to retained profits to recognise previously unrecognised actuarial losses. The Group expects that subsequent actuarial gains or losses will be recognised in accordance with the corridor approach.

Securitisation

New assets/liabilities recognised.

A difference in the interpretation of the consolidation and derecognition rules under A-IFRS and existing accounting standards will result in the Group consolidating a number of special purpose vehicles used for the securitisation of the Group’s own and customer’s assets. At transition date the consolidation of these vehicles will result in an increase in both assets and liabilities of the Group of approximately $5.9 billion with no impact on net assets.

There is not expected to be any material impact on net profit as a result of this change.

Share-based payments

Initial impact on retained profits.

Higher expenses.

No impact on total equity.

The Group does not currently recognise an expense for performance options and performance share rights issued to staff or for new shares issued under the employee share plan. On the adoption of A-IFRS the Group will recognise an expense for all share-based remuneration. The expense for performance options and performance share rights will be the fair value of the instruments at grant date recognised over the relevant vesting period. The expense for new shares issued under the employee share plan will be the market value of the shares at date of issue.  For the year to 30 September 2004 total share-based remuneration was calculated to be $51 million. There will be no impact on total equity, as the expense will be matched by an offsetting increase in equity.

Taxation

Initial impact on retained profits.

New assets/liabilities recognised.

Under A-IFRS a balance sheet approach will be adopted, replacing the statement of financial performance approach currently used by Australian companies. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base. It is expected that the approach will result in the Group recognising new deferred tax assets and liabilities.

Capital measurement

Impact on capital adequacy measurement.

Many of the changes described above will impact on the Group’s assets and equity. Asset and equity measurements are currently central to the capital adequacy requirements set by prudential regulators. APRA has released proposed capital measurement rules in response to some of these changes. However, it is currently unclear exactly how capital measurement will be impacted.

All the financial information in these financial statements has been prepared in accordance with current Australian GAAP. The differences between current Australian GAAP and A-IFRS, identified above, will potentially have a significant effect on the Group’s financial position and performance. The differences identified above should not be taken as an exhaustive list of all the differences between current Australian GAAP and A-IFRS.

Not all of the potential impacts on the Group’s financial performance and financial position of the adoption of A-IFRS, including systems upgrades and other implementation costs, which may be incurred, have been quantified.

Notes to the consolidated financial statements

For the half-year ended 31 March 2005

Note 2. Revenue

	Half-year ended
	31 March 2005	30 September 2004	31 March 2004
	$m	$m	$m

Revenue from operating activities
Interest income(1)	7,358	6,746	6,193
Fees and commissions received(1),(2)	897	907	835
Proceeds from sale of investment securities	62	62	11
Wealth management revenue	1,272	944	879
Other non-interest income	257	331	279
	9,846	8,990	8,197
Revenue from outside the operating activities
Proceeds from sale of fixed assets	12	66	24
Proceeds from sale of controlled entities and businesses	574	98	67
Proceeds from sale of other investments	20	(20)	42
	606	144	133
Total revenue	10,452	9,134	8,330

Note 3. Non-interest income

Fees and commissions received(2)	897	907	835
Proceeds from sale of assets	668	206	144
Carrying value of assets sold	(633)	(180)	(136)
Wealth management revenue	1,272	944	879
Life insurance claims and change in policy liabilities	(802)	(492)	(462)
Other non-interest income	257	331	279
Non-interest income	1,659	1,716	1,539

(1)                                  For the half-year ended 31 March 2004, fees received for the credit risk arising from the acceptances of customers was recognised as non-interest income or fees and commissions over the period of the risk exposure. For the year ended 30 September 2004, $126 million of acceptance fee income was recognised as interest income to reflect that the majority of acceptances are now held in the Group’s own portfolio and are included in the statement of financial position as loans. Comparatives have been restated to reflect this change for the half-year ended 31 March 2004: $62 million. There has been no impact on reported net operating income.

(2)                                  In previous years, fees and commissions received were stated gross of related fees and commissions paid under agency arrangements. During the period ended 31 March 2005, these items have been presented to disclose only revenue received on the Group’s own account. Comparatives have been restated to reflect this change. The impact has been a decrease to revenue of $328 million for the six months ended 30 September 2004, and $334 million for the six months ended 31 March 2004.  There is no net impact on total non-interest income.

Note 4. Operating expenses

	Half-year ended
	31 March 2005	30 September 2004	31 March 2004
	$m	$m	$m

Salaries and other staff expenses	1,065	1,040	948
Equipment and occupancy costs	299	302	305
Other expenses	670	673	672
Operating expenses	2,034	2,015	1,925

Note 5. Dividends and distributions

Ordinary dividends
Interim ordinary dividend:
Ordinary shares 42 cents per share fully franked	—	758	—
New Zealand Class shares 42 cents per share fully imputed	—	23	—

Final ordinary dividend:
Ordinary shares 44 cents per share (2004: 40 cents per share) fully franked	784	—	716
New Zealand Class shares 44 cents per share (2004: 40 cents per share) fully imputed	23	—	21
Total ordinary dividends	807	781	737

Distributions on other equity instruments
TOPrS	—	7	17
FIRsTS	22	22	22
TPS 2003	28	30	37
TPS 2004	18	19	—
Total distributions on other equity instruments	68	78	76

Dividends not recognised at the end of the period
Since the end of the period the directors have determined the payment of the following ordinary dividends:
Ordinary shares 49 cents per share (30 September 2004: 44 cents per share, 31 March 2004: 42 cents per share) fully franked	880	782	757
New Zealand Class shares 49 cents per share (30 September 2004: 44 cents per share, 31 March 2004: 42 cents per share) fully imputed	26	23	22
	906	805	779

Note 6. Earnings per ordinary share

	Half-year ended
	31 March 2005		30 September 2004		31 March 2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($million)
Net profit	1,343	1,343	1,348	1,348	1,231	1,231
Net profit attributable to outside equity interests	(18)	(18)	(34)	(34)	(6)	(6)
TOPrS distribution	—	—	(7)	(7)	(17)	(17)
FIRsTS distribution	(22)	—	(22)	—	(22)	(22)
TPS 2003 distribution	(28)	(28)	(30)	(30)	(37)	(37)
TPS 2004 distribution	(18)	—	(19)	—	—	—
Earnings	1,257	1,297	1,236	1,277	1,149	1,149
Weighted average number of ordinary shares (million)
Weighted average number of ordinary shares	1,842	1,842	1,842	1,842	1,849	1,849
Potential dilutive adjustment:
Options and share rights	—	5	—	8	—	4
FIRsTS	—	35	—	39	—	—
TPS 2004	—	36	—	44	—	—
Total weighted average number of ordinary shares	1,842	1,918	1,842	1,933	1,849	1,853
Earnings per ordinary share (cents)	68.2	67.6	67.1	66.1	62.1	62.0

The diluted earnings per share calculation includes options and performance share rights converted to ordinary shares that are assumed to be issued for nil consideration, weighted with reference to the date of conversion. Also in determining diluted earnings per share, options and performance share rights that have not been converted to ordinary shares, with an exercise price greater than the average market price of Westpac shares for the relevant period have not been included, as these were not considered dilutive.

Note 7. Equity securities issued

The following ordinary shares were issued during the period:

•                                          to equity holders in terms of the Dividend Reinvestment Plan 10,838,005 ordinary shares at a price of $18.37;

•                                          to eligible executives and senior management under the Westpac Performance Plan upon exercise of performance options, 59,409 ordinary shares at an average exercise price of $13.96 and upon exercise of performance share rights, 140,909 ordinary shares for nil consideration;

•                                          to the Chief Executive Officer under the Chief Executive Share Option Agreement 1999 (as amended) upon exercise of options, 1,477,580 ordinary shares at an average exercise price of $10.83;

•                                          to executives under the General Management Share Option Plan upon exercise of options, 1,810,154 ordinary shares at an average exercise price of $13.08;

•                                          to senior officers under the Senior Officers’ Share Purchase Scheme upon exercise of options, 3,640,854 ordinary shares at an average exercise price of $13.44; and

•                                          to eligible staff under the Employee Share Plan 1,007,702 ordinary shares for nil consideration.

The ‘on-market’ buy-back of NZ Class shares that commenced on 8 June 2004 was completed on 29 November 2004.  During the half-year ended 31 March 2005, 65,599 NZ Class shares were bought back at an average price of NZ$19.73 for a total cost of NZ$1.3 million (this appears as A$2 million in the statement of changes in equity due to roundings). The NZ Class shares bought back were being held as treasury stock at 31 March 2005, with all rights and obligations suspended until reissued or cancelled. These shares have been cancelled effective 5 May 2005.

Note 8. Contingent liabilities, contingent assets and commitments

The Group is a party to financial instruments with off-balance sheet credit risk entered into in the normal course of business to meet the financing needs of its customers and in managing its own risk profile. These financial instruments include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support both on and off-balance sheet financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty. The collateral taken varies but may include cash deposits, receivables, inventory, plant and equipment, real estate and investments.

The Group is obliged to repurchase securitised loans where there is a breach of warranty within 120 days of sale, or where the securitised loans cease to conform with the terms and conditions of the Westpac Securitisation Trust program.

Off-balance sheet credit-risk related financial instruments are as follows:

	31 March 2005		30 September 2004		31 March 2004
As at	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)
	$m	$m	$m	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees(2)	4,396	2,028	4,959	2,571	4,891	2,739
Trade letters of credit(3)	1,882	376	1,824	365	1,298	260
Non-financial guarantees(4)	5,415	2,707	5,105	2,552	5,192	2,596
Commitments to extend credit:
Residual maturity less than 1 year(5)	25,758	—	26,207	—	30,801	—
Residual maturity 1 year or more	26,764	9,290	26,216	9,157	24,273	8,521
Other commitments(6)	5,950	4,413	6,335	4,765	5,625	4,156
Total credit-risk related instruments	70,165	18,814	70,646	19,410	72,080	18,272

(1)           Credit equivalents are determined in accordance with the Australian Prudential Regulation Authority (APRA) risk-weighted capital adequacy guidelines.

(2)           This included $2.4 billion (30 September 2004 $2.4 billion, 31 March 2004 $2.2 billion) cash collateralised guarantees.

(3)           Trade letters of credit are for terms up to one year secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(4)           Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(5)           The credit conversion factor is 0% for credit commitments with a residual maturity of less than one year or which can be unconditionally cancelled by the Group at any time without notice.

(6)           Other commitments included forward purchases of assets, forward deposits, underwriting commitments and credit derivatives.

The credit commitments shown in the above table also constitute contingent assets. These commitments would be classified as loans and other assets in the statement of financial position on the contingent event eventuating.

Expenditure commitments are as follows:

	Half-year ended
	31 March 2005	30 September 2004	31 March 2004
	$m	$m	$m
Commitments for capital expenditure not provided for in the financial statements
Payable within one-year	28	43	21
Payable later than one-year but not later than five years	—	22	20
Total commitments for capital expenditure not provided for in the financial statements	28	65	41
Lease commitments (all leases are classified as operating leases)
Premises and sites	1,490	1,554	1,494
Furniture and equipment	16	17	15
Total lease commitments	1,506	1,571	1,509
Due within one-year	215	247	229
Due after one-year but not later than five years	599	598	550
Due after five years	692	726	730
Total lease commitments	1,506	1,571	1,509

As at 31 March 2005, the total future minimum lease payments expected to be received by the Group from non-cancellable sub-leases was $34 million (30 September 2004 $14 million, 31 March 2004 $11 million).

Operating lease arrangements

Operating leases are entered into to meet the business needs of the Group. Leases are primarily over commercial and retail premises and plant and equipment. Lease rentals are determined in accordance with market conditions when leases are entered into or on market based rental review dates. In addition, there is provision in many leases for annual fixed rent increases. Leased premises that have become excess to the Group’s business needs have been sub-let where possible and any expected rental shortfalls fully provided for. There are no restrictions imposed on the Group by lease arrangements other than in respect of the specific premises being leased.

The Group has lease commitments resulting from the sale and lease back of various premises. These leases are generally for a term of five years with an option to extend for another five years. In most instances, other than the lease arrangements, the Group has no ongoing interests in the premises. In a small number of earlier sale and lease back arrangements the Group retained the right of first refusal to purchase the property.

On 7 March 2003, Westpac executed an agreement for lease (for 74,000 m2 of office space) with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street. The new site is bounded by Kent, Erskine, Napoleon and Sussex streets. The project to fitout the building and relocate around 5,200 staff to the new site is called the ‘Our Great Place’ project. This project will result in the consolidation of Westpac’s existing ten Sydney Central Business District (CBD) offices into just two locations, being ‘Our Great Place’ and the existing office at 60 Martin Place.

Construction of the new premises is underway. There will be two office towers of 21 and 32 levels linked by a common foyer, with two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking. Westpac has signed a 12 year lease on the building with three six year options to extend. The completion of the building is expected in November 2006, with employees progressively occupying the premises throughout 2006 and 2007. The initial 12 year lease commitment is included in the lease commitment table above.

Additional contingent liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the provisions for bad and doubtful debts or the provision for non-lending losses.

Westpac is one of 20 defendants named in proceedings concerning the Bell Group of Companies. The proceedings are complex and are anticipated to continue for a further 12 months. It is not possible to estimate the potential impact however, Westpac believes that it has good prospects of success.

The New Zealand Commerce Commission has laid 105 charges against Westpac, along with several other New Zealand credit card providers, under the FairTrading Act in relation to disclosure of international currency conversion fees charged on credit and debit card transactions.  Penalties under the Fair Trading Act could include a fine of up to NZ$200,000 per charge and refunds to customers of fees collected.  Westpac is considering its position in relation to the charges and at this stage does not consider it necessary to raise a provision in relation to this matter.

New Zealand Inland Revenue Department review

The New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions as part of its audit of the 1999 to 2002 tax years. This is part of a broader NZIRD investigation and review of structured finance transactions in the New Zealand market.

On 30 September 2004, Westpac received assessments totalling NZ$18 million (A$17 million) (NZ$25 million (A$23 million) with interest) in respect of three transactions for the 1999 tax year.  On 31 March 2005, the NZIRD issued further amended assessments relating to the 2000 tax year which will impact the three structured finance transactions undertaken in the 1999 year and an additional two structured finance transactions undertaken in the 2000 year only.  The maximum potential tax liability reassessed for the 2000 year is NZ$61 million (A$56 million) (NZ$85 million (A$78 million) with interest).  The potential primary tax in dispute for all five of these transactions for the periods up to and including 31 March 2005 is NZ$220m (A$202 million) (this includes the amounts noted above).  With interest this increases to NZ$290m (A$267 million).

The NZIRD is also investigating other transactions undertaken by Westpac, which have materially similar features to those for which assessments have been received. Should the NZIRD take the same position across all of these transactions, for the periods up to and including the period ended 31 March 2005, the overall primary tax in dispute will be approximately NZ$594 million (A$546 million) (this includes the amounts noted above).  With interest this increases to approximately NZ$711 million (A$654 million).

Westpac sought a binding ruling from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001.  The principles underlying that ruling are applicable to, and have been followed in, all subsequent transactions.

Westpac received independent tax and legal opinions at the time, which confirmed that the transactions complied with New Zealand law. Legal counsel has confirmed that the relevant parts of these opinions remain consistent with New Zealand law.

Westpac is confident that the original tax treatment applied by it in all cases is correct and that the likelihood of ultimately being required to pay additional tax is low.  Accordingly, no tax provision has been raised in respect of these matters.

Liquidity support

Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Significant long term contracts

On 4 February 2005, Westpac, in conjunction with the National Australia Bank and the Commonwealth Bank of Australia, entered into a 12 year arrangement with Fiserv Solutions Australia Pty Limited for the provision of voucher (cheque) processing services.  As a result of this “utility” style agreement, Westpac’s existing agreement with Unisys Payment Services Limited for cheque processing will be terminated progressively as services are transitioned to the new provider.  Westpac expects to incur costs of approximately $217 million in acquiring services from Fiserv under the new contract.

On 10 May 2004, Westpac entered into a five year agreement with Keycorp Payment Services for Electronic Funds Transfer Point of Sale (EFTPoS) terminals in Australia. Keycorp assumed responsibility for fleet services (including the provision of support and maintenance) of the EFTPoS terminals as well as all asset management functions. Keycorp is also responsible for the supply and management of the EFTPoS terminals and the Terminal Operating System and the integration with a new Terminal Application Management system. Westpac retains control over the merchant base (including contractual terms, fees and direct contact by Keycorp) as well as the decision as to what software applications are to be loaded on the EFTPoS fleet.

On 30 September 2002, Westpac entered into a ten year agreement with First Data Resources Australia Limited (First Data) to provide a managed service for our cards processing. First Data assumed responsibility for the Group’s Australasian cards processing in phases from October 2002. Westpac retains control of our cards sales, credit, collections and customer service functions. The estimated costs to be paid by Westpac over the life of the multi-year agreement is expected to be approximately $100 million.

On 1 October 2001, Westpac entered into a ten year agreement with EDS (Business Process Administration) Pty Limited whereby they will provide mortgage and other processing services in connection with the mortgage loan portfolio. The residual value of the agreement is approximately $730 million.

On 3 December 2000, Westpac entered into a ten year contract with IBM Global Services Australia relating to the management of the core banking technology operations in Australia, New Zealand and the Pacific. The exact amount of the contract commitment is unable to be reliably measured as Westpac’s obligations are dependent upon business volumes over the period of the contract.

Hastings Funds Management acquisition

On 16 October 2002, Westpac acquired a 51% shareholding in Hastings Funds Management Limited (Hastings) for $36 million. Further payments to acquire the remaining 49% will be made during 2005, the amount of which is contingent on the financial and operating performance of Hastings for the three years ending 30 June 2005.

Other matters

In 2002 Westpac identified late filing by BT Funds Management (NZ) Ltd (BTFM) and BT Funds Management (No 2) Limited (BTFM (No 2)) of documents required to be lodged with the New Zealand Registrar of Companies. These technical non-compliances commenced prior to Westpac’s acquisition of BTFM in October 2002 and resulted in affected allotments being deemed void. In December 2004 the High Court of New Zealand made orders effectively validating almost all affected allotments. BTFM and BTFM (No 2) have filed proceedings for relief from the consequences of the remaining technical non-compliances. Westpac does not expect that there will be any material financial cost to it arising from this matters.

Note 9. Group segment information

The basis of reporting reflects the management of the business within the Group, rather than the legal structure of the Group. The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Intersegment pricing is determined on an arm’s length basis.

The business segments are defined by the customers they service and the services they provide. The Business and Consumer Banking segment is responsible for servicing and product development for consumer and small to medium-sized business customers within Australia. The BT Financial Group segment designs, manufactures and services financial products that enable customers to achieve their financial goals through the accumulation, management and protection of personal wealth. The Institutional Banking segment represents primarily corporations and institutional customers either based in, or with interests in, Australia and New Zealand, and also provides certain services to middle-market business banking customers in Australia and New Zealand. The New Zealand segment provides banking and wealth management services to consumer and retail business customers. Other segment includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. The majority of the direct operating expenses of the Other segment are recharged back to the business segments as indicated in the internal charges line within operating expenses.

Half-year ended 31 March 2005	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	5,106	1,294	1,877	1,317	858	10,452
Internal revenue	160	15	2,014	935	(3,124)	—
Total segment revenue	5,266	1,309	3,891	2,252	(2,266)	10,452
Interest income	4,501	77	1,188	971	621	7,358
Interest expense	(1,442)	—	(631)	(427)	(2,313)	(4,813)
Internal charges(1)	(1,228)	(42)	(293)	(139)	1,702	—
Net interest income	1,831	35	264	405	10	2,545
Non-interest income	627	396	157	205	274	1,659
Internal charges(1)	34	(77)	276	—	(233)	—
Operating income	2,492	354	697	610	51	4,204
Depreciation and goodwill amortisation	(69)	(35)	(14)	(53)	(55)	(226)
Other non-cash expenses	(39)	(7)	(8)	(2)	(46)	(102)
Other operating expenses	(763)	(155)	(193)	(247)	(431)	(1,789)
Bad and doubtful debts	(150)	—	(31)	(17)	(5)	(203)
Internal charges(1)	(418)	(26)	(79)	(10)	533	—
Profit from ordinary activities before income tax expense	1,053	131	372	281	47	1,884
Income tax expense	(325)	(38)	(88)	(97)	7	(541)
Net profit	728	93	284	184	54	1,343
Net profit attributable to outside equity interests	—	—	(1)	(2)	(15)	(18)
Net profit attributable to equity holders of
Westpac Banking Corporation	728	93	283	182	39	1,325
Total assets	141,497	15,786	52,372	28,825	15,191	253,671
Total liabilities	94,464	11,617	35,702	26,686	68,949	237,418
Acquisition of fixed assets and goodwill	35	5	10	40	89	179

(1)           Internal revenue and charges are eliminated on consolidation.

Half-year ended 30 September 2004	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	4,913	953	1,510	1,189	569	9,134
Internal revenue	137	22	1,491	947	(2,597)	—
Total segment revenue	5,050	975	3,001	2,136	(2,028)	9,134
Interest income	4,311	67	689	955	724	6,746
Interest expense	(1,384)	—	(168)	(422)	(2,356)	(4,330)
Internal charges(1)	(1,178)	(38)	(291)	(120)	1,627	—
Net interest income	1,749	29	230	413	(5)	2,416
Non-interest income	620	368	520	214	(6)	1,716
Internal charges(1)	40	(86)	(60)	1	105	—
Operating income	2,409	311	690	628	94	4,132
Depreciation and goodwill amortisation	(47)	(33)	(9)	(53)	(67)	(209)
Other non-cash expenses	(40)	(3)	(8)	(2)	(54)	(107)
Other operating expenses	(804)	(159)	(233)	(257)	(326)	(1,779)
Bad and doubtful debts	(169)	—	3	(17)	(24)	(207)
Internal charges(1)	(402)	(25)	(71)	(9)	507	—
Profit from ordinary activities before income tax expense	947	91	372	290	130	1,830
Income tax expense	(286)	(25)	(109)	(97)	35	(482)
Net profit	661	66	263	193	165	1,348
Net profit attributable to outside equity interests	—	—	(2)	(1)	(31)	(34)
Net profit attributable to equity holders of
Westpac Banking Corporation	661	66	261	192	134	1,314
Total assets	138,093	14,956	48,803	27,908	15,319	245,079
Total liabilities	92,306	11,122	33,617	25,069	66,648	228,762
Acquisition of fixed assets and goodwill	48	5	13	33	54	153

Half-year ended 31 March 2004	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	4,571	896	1,095	1,036	732	8,330
Internal revenue	127	19	1,143	665	(1,954)	—
Total segment revenue	4,698	915	2,238	1,701	(1,222)	8,330
Interest income	4,004	62	880	880	367	6,193
Interest expense	(1,263)	—	(404)	(401)	(1,786)	(3,854)
Internal charges(1)	(1,075)	(33)	(245)	(88)	1,441	—
Net interest income	1,666	29	231	391	22	2,339
Non-interest income	584	361	240	199	155	1,539
Internal charges(1)	46	(87)	103	1	(63)	—
Operating income	2,296	303	574	591	114	3,878
Depreciation and goodwill amortisation	(56)	(37)	1	(51)	(75)	(218)
Other non-cash expenses	(38)	(7)	(8)	—	(66)	(119)
Other operating expenses	(741)	(155)	(160)	(252)	(364)	(1,672)
Bad and doubtful debts	(171)	—	2	(20)	(18)	(207)
Internal charges(1)	(395)	(19)	(76)	(7)	497	—
Profit from ordinary activities before income tax expense	895	85	333	261	88	1,662
Income tax expense	(277)	(25)	(102)	(88)	61	(431)
Net profit	618	60	231	173	149	1,231
Net profit attributable to outside equity interests	—	—	(1)	(2)	(3)	(6)
Net profit attributable to equity holders of
Westpac Banking Corporation	618	60	230	171	146	1,225
Total assets	131,366	14,222	49,831	24,401	14,651	234,471
Total liabilities	88,299	10,587	35,264	23,584	60,905	218,639
Acquisition of fixed assets and goodwill	5	3	3	29	82	122

(1)           Internal revenue and charges are eliminated on consolidation.

Note 10. Consolidated statement of cash flows

	Half-year ended
	31 March	30 September	31 March
	2005	2004	2004
	$m	$m	$m
Reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation

Net profit attributable to equity holders of Westpac Banking Corporation	1,325	1,314	1,225
Adjustments:
Outside equity interests	18	34	6
Depreciation and goodwill amortisation	226	209	218
Increase in sundry provisions and other non-cash items	2,974	2,424	729
Bad and doubtful debts	165	169	172
(Increase)/decrease in other financial market assets and liabilities	(1,110)	(690)	(77)
(Increase)/decrease in trading securities	(695)	(780)	645
(Increase)/decrease in accrued interest receivable	(138)	18	(113)
Increase/(decrease) in accrued interest payable	120	86	169
Increase/(decrease) in provision for income tax	78	(103)	(206)
Increase/(decrease) in deferred tax liabilities	181	25	(161)
(Increase)/decrease in deferred tax assets	(189)	35	146
Net cash provided by operating activities	2,955	2,741	2,753

Controlled entities and businesses acquired
Details of assets and liabilities of controlled entities and businesses acquired are as follows:

Fixed assets	—	645	—
Other assets	—	15	—
Provisions	—	(5)	—
Other liabilities	—	(108)	—
Fair value of entities and businesses acquired	—	547	—

Cash paid and acquisition costs	—	(576)	—
Cash acquired	—	29	—
Cash consideration (net of cash acquired)	—	(547)	—

Controlled entities and businesses disposed
Details of assets and liabilities deconsolidated are as follows:

Cash at bank	54	—	—
Fixed assets	641	—	—
Other investments	—	158	—
Other assets	19	(31)	78
Borrowings	(21)	—	—
Provisions and other liabilities	(129)	—	—
Outside equity interests	—	(33)	(13)
Net assets deconsolidated	564	94	65
Gain on disposal	10	4	2
Cash consideration (net of sale costs)	574	98	67
Less: cash deconsolidated	(54)	—	—
Cash consideration (net of sale costs and cash held)	520	98	67

Note 11. Events subsequent to balance date

On 5 May 2005 Westpac announced that it has decided to exercise the right it presently holds to exchange the NZ Class shares for Westpac ordinary shares.  As a result, NZ Class shareholders will receive one Westpac ordinary share for each NZ Class share held.  Formal notification of the exchange is expected to be sent to NZ Class shareholders on 7 July 2005 and it is anticipated that the Westpac ordinary shares will be allotted on 11 July 2005.  The exchange is not expected to impact the Groups net assets or reported results.

Note 12. Reconciliation with US GAAP

		Half-year ended
		31 March	30 September	31 March
	Note	2005	2004	2004
		$m	$m	$m
Statement of income
Net profit as reported under Australian GAAP		1,325	1,314	1,225
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown separately)
Premises and sites		24	22	42
Amortisation of goodwill		83	80	84
Goodwill fair value adjustments		(16)	56	(9)
Related income tax credit		5	(17)	3
Superannuation (pension) expense		30	12	17
Related income tax expense		(9)	(4)	(5)
Wealth management		(13)	(14)	(10)
Related income tax credit		4	4	3
Write-down of available-for-sale securities		—	(16)	—
Employee share option compensation (under APB 25)		—	—	(4)
Employee share option compensation (under SFAS 123)		(21)	(18)	(16)
Employee share plan compensation (under SOP 93-6)	(i)	(27)	(18)	—
Other debt instruments - interest		(70)	(81)	(80)
Other debt instruments - foreign exchange gain		40	14	—
Deconsolidation of trust preferred structures (under FIN 46R)		62	(41)	188
Initial adoption of FIN 46R		—	(1)	6
Other non-financial assets		(1)	14	20
Related income tax credit		1	4	2
Software capitalisation		(4)	(3)	3
Related income tax credit/(expense)		1	1	(1)
Derivative instruments (under SFAS 133)		17	101	(106)
Related income tax credit/(expense)		(5)	(24)	26
Restructuring costs		15	(1)	(1)
Related income tax credit		(5)	1	—
Net income according to US GAAP		1,436	1,385	1,387
Adjustments to determine other comprehensive income under US GAAP
Foreign currency translation		(96)	142	(153)
Other debt instruments - FCTR adjustment		45	(55)	—
Unrealised net gain on available-for-sale securities		38	12	58
Total comprehensive income according to US GAAP		1,423	1,484	1,292
Equity attributable to equity holders of Westpac Banking Corporation as reported under Australian GAAP		15,529	14,888	14,420
Adjustments:
Premises and sites		(90)	(114)	(136)
Goodwill		420	348	229
Superannuation (pension) asset		227	206	198
Wealth management assets (net of tax)		(78)	(69)	(59)
Available-for-sale securities		140	102	106
Other debt instruments		(2,518)	(2,519)	(2,274)
Deconsolidation of trust preferred structures (under FIN 46R)		204	142	210
Other non-financial assets		(8)	(8)	(26)
Software capitalisation		(21)	(18)	(16)
Derivative instruments (under SFAS 133)		(8)	(20)	(97)
Restructuring provisions		—	(10)	(10)
Equity attributable to equity holders according to US		13,797	12,928	12,545

(i) Employee share plan compensation

Under Australian GAAP, the Group has not recognised an expense for new share issues granted to employees under the Employee Share Plan (ESP) in the statement of financial performance.

Under US GAAP, a compensation expense has been recognised for new shares issued under the ESP in accordance with Statement of Position 93-6 Employer’s Accounting for Employee Stock Ownership Plans (SOP 93-6).  From 1 October 2004, compensation expense for the ESP has been recognised over the period of service to which the ESP relates.  In previous years, compensation expense was recognised in the year the shares were issued under the ESP.  This change in accounting principle was adopted to recognise the compensation expense of the ESP in the period the service is provided.  The expense of $27 million for the half year ended 31 March 2005 represents $9 million accrual for the current year and $18 million for shares issued in respect of the previous financial year.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Westpac, the Directors declare that:

(a)          the consolidated financial statements and notes set out on pages 3 to 22:

(i)            comply with Accounting Standards, the Corporations Act 2001, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)           give a true and fair view of the consolidated entity’s financial position as at 31 March 2005 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

(b)         In the Directors’ opinion there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 5th day of May 2005.

For and on behalf of the Board.

L.A. Davis	D.R. Morgan
Chairman	Managing Director and
Chief Executive Officer

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Independent review report to the members of Westpac Banking Corporation	Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Westpac Banking Corporation:

•              does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the Westpac Banking Corporation Group (defined below) as at 31 March 2005 and of its performance for the half-year ended on that date, and

•              is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Westpac Banking Corporation Group (“the Group”), for the half-year ended 31 March 2005. The Group comprises both Westpac Banking Corporation (“Westpac”) and the entities it controlled during that half-year.

The directors of Westpac are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for Westpac to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Group’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

•              inquiries of Westpac’s personnel, and

•              analytical procedures applied to financial data.

Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW)

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

D.H. Armstrong	Sydney, Australia
Partner	5 May 2005